UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

                            For September 16, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

         39 Rivalda Road, 2nd Floor, Toronto, Ontario, Canada M9M 2M4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -.]


Commercial Consolidators Corp. announces:
1. ZCC has made the final payment to the former shareholders of Max Systems Group, Inc.
2. ZCC has voluntarily agreed to MFI Export Finance, Inc.'s appointment of Richter and Partners as interim receiver
3. Frederick Mclean has resigned from the Board of Directors of the Company and Greg Burnett has resigned as a Director and Secretary of ZCC. Peter Cook has been appointed to the Board to fill the vacancy.
4. ZCC has not filed its Annual Report with the SEC, which was due by September 15, 2002.



SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.

   /s/ Peter Cook
Peter Cook, Vice President
Date:   September 16, 2002



Exhibit 1
News Release
September 16, 2002

Toronto - September 16, 2002 - Commercial Consolidators Corp. ("ZCC" or the "Company") announces the following:

1. ZCC has made the final payment to the former shareholders of Max Systems Group, Inc. The payment of CDN$750,000 along with interest and costs is the final payment due for the acquisition.

2. ZCC has voluntarily agreed to MFI Export Finance, Inc.'s appointment of Richter and Partners as interim receiver. ZCC will work with MFI and Richters In an effort to restructure the Company.

3. Frederick Mclean has resigned from the Board of Directors of the Company and Greg Burnett has resigned as a Director and Secretary of ZCC. Peter Cook has been appointed to the Board to fill the vacancy.

4. ZCC has not filed its Annual Report with the SEC, which was due by September 15, 2002.


ON BEHALF OF THE BOARD OF DIRECTORS

"Peter Cook"
___________________________________
Peter Cook, Vice President

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.


Exhibit 2
BC FORM 53-901F
September 16, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1  REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
39 Rivalda Road, 2nd Floor
Toronto, Ontario, Canada M9M 2M4

ITEM 2  DATE OF MATERIAL CHANGE

September 16, 2002

ITEM 3  PRESS RELEASE

Issued September 16, 2002 at Vancouver, BC

ITEM 4  SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp.  announces:
1. ZCC has made the final payment to the former shareholders of Max Systems Group, Inc.
2. ZCC has voluntarily agreed to MFI Export Finance, Inc.'s appointment of Richter and Partners as interim receiver
3. Frederick Mclean has resigned from the Board of Directors of the Company and Greg Burnett has resigned as a Director and Secretary of ZCC. Peter Cook has been appointed to the Board to fill the vacancy.
4. ZCC has not filed its Annual Report with the SEC, which was due by September 15, 2002.

ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

Commercial Consolidators Corp.  announces:

1. ZCC has made the final payment to the former shareholders of Max Systems Group, Inc. The payment of CDN$750,000 along with interest and costs is the final payment due for the acquisition.

2. ZCC has voluntarily agreed to MFI Export Finance, Inc.'s appointment of Richter and Partners as interim receiver. ZCC will work with MFI and Richters in an effort to restructure the Company.

3. Frederick Mclean has resigned from the Board of Directors of the Company and Greg Burnett has resigned as a Director and Secretary of ZCC. Peter Cook has been appointed to the Board to fill the vacancy.

4. ZCC has not filed its Annual Report with the SEC, which was due by September 15, 2002.

ITEM 6  RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8  DIRECTOR/SENIOR OFFICER

Contact:     Peter Cook
Telephone:   (416) 512-8299

ITEM 9  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 16th day of September 2002.

"Peter Cook"
_______________________________
Peter Cook, Vice President